Exhibit 99.1

Kingold Jewelry Reports Financial Results for The First Quarter 2019

Company to Hold Conference Call with Accompanying Slide Presentation at 8:30 a.m. ET on May 16, 2019

WUHAN CITY, China, May 15, 2019 - Kingold Jewelry, Inc. ("Kingold" or "the Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its financial results for the first quarter ended March 31, 2019.

2019 First Quarter Financial Highlights (all results compared to prior year period)

•	Net sales were approximately $453.5 million, compared to approximately $539.5 million in the prior year period.
•	Processed a total of 22 metric tons of 24-karat gold products, compared to 23.3 tons in the first quarter 2018.
•	Net income was approximately $6.4 million, or $0.10 per diluted share, compared to net income of approximately $13.2 million, or $0.20 per diluted share in the prior year period.

Outlook for 2019

•	The Company reiterates its guidance of processing between 110 metric tons and 120 metric tons of 24-karat gold products in 2019.

Management Commentary

Mr. Zhihong Jia, Chairman and CEO of the Company, commented, “In the first quarter of 2019, both of Kingold’s operational and financial performances were affected by China’s economic slowdown, which negatively impacted our customers’ purchases of gold products and it was not until the end of the first quarter that the market gradually warmed up. Every time when Kingold encounters the impact from challenging environment, we have always maintained a positive attitude and focused on our product research and development. We believe in our ability of providing good quality products to meet consumer demand once the market picks up, which is a key strength of Kingold.”

2019 FIRST QUARTER OPERATIONAL REVIEW

Metric Tons of Gold Processed
	Three Months Ended:
	March 31, 2019		March 31, 2018
	Volume	% of Total	Volume	% of Total
Branded*	11.2	50.9%	13.0	55.8%
Customized**	10.8	49.1%	10.3	44.2%
Total	22.0	100%	23.3	100%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

For the three months ended March 31, 2019, the Company processed a total of 22.0 metric tons of gold, of which branded production was 11.2 metric tons, representing 50.9% of total gold processed, and customized production was 10.8 metric tons, representing 49.1% of total gold processed in the first quarter of 2019. In the first quarter of 2018, the Company processed a total of 23.3 metric tons, of which branded production was 13.0 metric tons, or 55.8% of the total gold processed, and customized production was 10.3 metric tons, or 44.2% of total gold processed.

2019 FIRST QUARTER FINANCIAL REVIEW

Net Sales

Net sales for the three months ended March 31, 2019 was $453.5 million, a decrease of approximately $86.0 million, or 15.9%, from net sales of $539.5 million for the three months ended March 31, 2018.

The decrease in net sales was mainly due to the decrease in sales volume of 1.3 metric tons resulting in a revenue decrease of approximately $73.4 million, the currency translation loss of approximately $29.5 million, offset by the revenue increase of approximately $17.0 million as a result of the increase in average unit selling price. The average unit selling price for brand production sales increased from RMB 258.32 per gram in three months ended March 31, 2018 to RMB 266.65 per gram in three months ended March 31, 2019. The average unit selling price for customized production sales increased from RMB 6.84 per gram in three months ended March 31, 2018 to RMB 6.96 per gram in three months ended March 31, 2019.

Gross Profit

Gross profit for the three months ended March 31, 2019 was $55.3 million, compared to $64.2 million for the same period in 2018.

The decrease in gross profit was mainly due to the decrease in sales volume, and the increase in unit cost of raw materials used in production reduced gross profit for the three months ended March 31, 2019 as compared to the same period of 2018. The unit cost of branded production sales was RMB 239.7 per gram for the three months ended March 31, 2019 while the unit cost of branded production sales was RMB 232.12 per gram for three months ended March 31, 2018. The unit cost of customized production sales was RMB 0.34 per gram for the three months ended March 31, 2019 while the unit cost of customized production sales was RMB 0.31 per gram for three months ended March 31, 2018.

Gross Margin

The Company’s gross margin was 12.2% for the three months ended March 31, 2019, compared to 11.9% in the prior year period.

The increase in gross margin was mainly due to the increased average selling price of branded production and customized production sales. The average selling price of branded production was RMB 266.65 per gram for the three months ended March 31, 2019, increased by RMB 8.33 or 3.2%, from RMB 258.32 per gram for the same period in 2018. The average selling price of customized production sales was RMB 6.96 per gram for the three months ended March 31, 2019, increased by RMB 0.12, or 1.7%, from RMB 6.84 per gram for the three months ended March 31, 2018 to RMB 6.96 per gram for the three months ended March 31, 2019.

Net Income

Net income for the three months ended March 31, 2018 was $6.4 million, or $0.10 per diluted share based on 66.1 million weighted average diluted shares outstanding, compared to net income of $13.2 million, or $0.20 per diluted share based on 66.5 million weighted average diluted shares outstanding in the prior-year period.

Balance Sheet and Cash Flow

(in millions except for percentages)	3/31/2019	12/31/2018	% Changed

Cash	$1.0	$0.23	335%
Inventories	$163.8	$127.0	29%
Working Capital	$919.8	$837.3	9.9%
Stockholders’ Equity	$632.0	$638.3	(1%)

Net cash used in operating activities was $96.7 million for the year ended March 31, 2019, compared with net cash provided by operating activities of $211.4 million for the same period in 2018. The decrease of operating cash flows was mainly due to the increase in gold purchases of approximately $33.5 million in order to meet the production demand, the increased gold purchases of approximately $55.8 million in order to pledge such gold as collateral with various financial institutions to obtain additional loans, and the increase in value added tax receivable of $11.7 million and a decrease in income tax payable of approximately $1.2 million and decrease in other tax payable by approximately $2.6 million.

Kingold’s net cash from operating activities can fluctuate significantly due to changes in inventories. Other factors that may vary significantly include accounts payable, purchases of gold and income taxes. Looking forward, the Company expects the net cash that it generates from operating activities to continue to fluctuate as the Company’s inventories, receivables, accounts payables and the other factors described above change with increased production and the purchase of larger or smaller quantities of raw materials. These fluctuations could cause net cash from operating activities to decrease, even if Kingold’s net income grows as the Company continue to expand. Although the Company expects that net cash from operating activities will increase over the long term, it cannot predict how these fluctuations will affect its cash flow in any particular quarter.

OUTLOOK FOR 2019

Based on its existing resources and capacity along with strong demand for 24-karat gold products in China, the Company reiterates its expectation that gold processed will be between 110 metric tons and 120 metric tons during 2019.

Conference Call Details

Kingold also announced that it will discuss these financial results in a conference call on May 16, 2019, at 8:30 a.m. ET. The dial-in numbers are:

Live Participant Dial In (Toll Free):	+1-877-407-9038
Live Participant Dial In (International):	+1-201-493-6742

The conference call will also be webcast live. To listen to the call, please go to the Investor Relations section of Kingold’s website at www.kingoldjewelry.com, or click on the following link:

https://78449.themediaframe.com/dataconf/productusers/kgji/mediaframe/30429/indexl.html. The Company will also have an accompanying slide presentation available in PDF format on its homepage prior to the conference call.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of high quality 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells its products both directly to retailers and through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward -looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include statements regarding Kingold’s outlook for gold processing and investment in 2019. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

COMPANY CONTACT

Kingold Jewelry, Inc.

Bin Liu, CFO

Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

INVESTOR RELATIONS

The Equity Group Inc.

Katherine Yao, Senior Associate

Phone: +86-10-6587-6435

kyao@equityny.com

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(IN US DOLLARS)

(UNAUDITED)

	For the three months ended March 31,
	2019	2018

NET SALES	$453,539,100	$539,524,055
COST OF SALES
Cost of sales	(397,991,894)	(474,965,584)
Depreciation	(245,740)	(317,665)
Total cost of sales	(398,237,634)	(475,283,249)
GROSS PROFIT	55,301,466	64,240,806
OPERATING EXPENSES
Selling, general and administrative expenses	2,618,192	2,477,788
Stock compensation expenses	5,364	5,364
Depreciation	82,941	108,829
Amortization, other	2,801	2,973
Lease expense	21,338	67,566
Total operating expenses	2,730,636	2,662,520

INCOME FROM OPERATIONS	52,570,830	61,578,286

OTHER INCOME (EXPENSES)
Interest Income	338,613	376,001
Interest expense, including amortization of financing costs of $2,322,964 and $2,255,066	(44,300,105)	(44,116,880)
Total other expenses, net	(43,961,492)	(43,740,879)
INCOME FROM OPERATIONS BEFORE TAXES	8,609,338	17,837,407
INCOME TAX PROVISION (BENEFIT)
Current	3,762,171	3,257,474
Deferred	(1,533,412)	1,345,009
Total income tax provision	2,228,759	4,602,483

NET INCOME (LOSS)	6,380,579	13,234,924

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized loss related to investments in gold, net of tax	$(29,416,040)	$(18,622,697)
Total foreign currency translation gain	16,651,738	13,819,701
Total Other comprehensive loss	$(12,764,302)	$(4,802,996)

COMPREHENSIVE INCOME (LOSS)	$(6,383,723)	$8,431,928
Earnings per share
Basic and diluted	$0.10	$0.20
Weighted average number of shares
Basic	66,113,502	66,113,502
Diluted	66,113,502	66,541,351

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

(UNAUDITED)

	March 31,	December 31,
	2019	2018
ASSETS	(Unaudited)

Cash	$926,028	$233,391
Restricted cash	15,705,478	4,798,185
Accounts receivable	-	451,059
Inventories	163,848,955	127,034,673
Investments in gold	2,174,076,950	1,593,557,391
Value added tax recoverable	277,741,555	259,582,324
Prepaid expenses and other current assets	381,376	87,590
Total current assets	2,632,680,342	1,985,744,613

Property and equipment, net	5,104,757	5,395,330
Restricted cash	1,660,633	7,766,372
Investments in gold	232,428,147	700,225,896
Land use right	402,673	395,719
Other noncurrent assets	519,295	285,768
Total long-term assets	240,115,505	714,069,085
TOTAL ASSETS	$2,872,795,847	$2,699,813,698

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Short term loans	$1,600,320,041	$1,034,947,774
Related party loan	74,494,554	72,699,779
Due to related party	4,164,872	3,976,742

Income tax payable	15,443,613	18,504,197
Other taxes payable	2,008,975	2,577,102
Accrued expenses and other payables	16,457,625	15,749,564
Total current liabilities	1,712,889,680	1,148,455,158

Deferred tax liabilities	12,809,830	24,218,911
Other long-term liability	163,887	-
Related party loans	348,912,801	373,327,862
Long term loans	166,063,261	515,477,020
TOTAL LIABILITIES	2,240,839,459	2,061,478,951

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued or outstanding as of March 31, 2019 and December 31, 2018	-	-
Common stock $0.001 par value, 100,000,000 shares authorized, 66,113,502 shares issued and outstanding as of March 31, 2019 and December 31, 2018	66,113	66,113
Additional paid-in capital	224,298,271	224,292,907
Retained earnings
Unappropriated	359,593,904	353,213,325
Appropriated	967,543	967,543
Accumulated other comprehensive income, net of tax	47,030,557	59,794,859
Total Shareholders’ Equity	631,956,388	638,334,747
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,872,795,847	$2,699,813,698

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(IN US DOLLARS)

(UNAUDITED)

	For the three months ended March 31,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,380,579	$13,234,924
Adjusted to reconcile net income to cash provided by (used in) operating activities:
Depreciation	484,271	426,494
Amortization of intangible assets	2,801	2,973
Share based compensation for services and warrants expense	5,364	5,364
Amortization of debt origination costs included in interest expense	2,322,964	2,255,066
Deferred tax provision (benefit)	(1,533,412)	1,345,009
Changes in operating assets and liabilities
Accounts receivable	459,688	786,072
Inventories	(89,285,287)	155,338,325
Prepaid expenses and other current assets	(515,299)	(608,086)
Value added tax recoverable	(11,687,064)	37,013,840
Accrued expenses and other payables	491,789	63,818
Income tax payable	(1,213,932)	2,020,558
Other taxes payable	(2,626,402)	(439,118)
Net cash provided by (used in) operating activities	(96,713,940)	211,445,239

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(62,800)	(375,289)
Net cash used in investing activities	(62,800)	(375,289)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short term loans	238,565,607	-
Repayments of short term loans	(168,037,342)	(239,183,259)
Proceeds from long term loans	105,890,198	220,188,104
Repayments of related party loan – short term	-	(235,915,825)
Proceeds from related party loan – long term	10,076,313	335,000,472
Repayments of related party loan – long term	(43,525,506)	(290,176,465)
Payment of debt origination fees	(2,200,489)	-
Borrowings from related party	196,771	485,179
Net cash provided by (used in) financing activities	140,965,552	(209,601,794)

EFFECT OF EXCHANGE RATES ON CASH AND RESTRICTED CASH	(38,694,621)	(2,772,527)
NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	5,494,191	(1,304,371)
CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	12,797,948	17,924,397
CASH AND RESTRICTED CASH, END OF PERIOD	$18,292,139	$16,620,026

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$41,921,367	$43,192,416
Cash paid for income tax	$6,974,183	$1,236,915
NON-CASH INVESTING AND FINANCING ACTIVITIES
Investments in gold transferred to inventories	$176,670,960	$333,328,678
Inventories transferred to investments in gold	$271,682,171	$303,391,045
Unrealized loss on investments in gold	(29,416,040)	(18,622,697)
Right-of-use assets obtained in exchange for operating lease obligations	$226,472	$-